Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation of our report dated August 4, 2023, except for the reclassification discussed in Note 2 as to which the date is November 17, 2023 in the Registration Statement on Form F-1, under the Securities Act of 1933, with respect to the consolidated balance sheets of Zhengye Biotechnology Holding Limited and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes included herein.

We also consent to the reference to us under the heading “Experts” in such Registration Statement.

San Mateo, California	WWC, P.C.
January 8, 2024	Certified Public Accountants
PCAOB ID: 1171